Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282—2198

Morgan Stanley & Co. LLC

1585 Broadway,

New York, New York 10036

June 19, 2018

VIA EDGAR

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	PagSeguro Digital Ltd.

CIK No. 0001712807

Registration Statement on Form F-1 (File No. 333-225697)

Request for Acceleration of Effective Date

Dear Ms. Woo:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as underwriters of the offering referred to above, wish to advise you that approximately 325 copies of the Preliminary Prospectus dated June 18, 2018 and included in the Registration Statement on Form F-1, as filed on June 18, 2018, were distributed during the period from June 18, 2018 through the date hereof to prospective underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of PagSeguro Digital Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on June 21, 2018, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Amna Malik
Name:	Amna Malik
Title:	Vice President